Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Number 333-88998

Final Term Sheet

Issuer:	Carlisle Companies Incorporated
Size:	$150,000,000
Maturity:	August 15, 2016
Coupon:	6 1/8%
Trade Date:	August 15, 2006
Issue Date:	August 18, 2006
Price to Public:	99.25%
Interest Payment Dates:	February 15 and August 15, commencing February 15, 2007
Benchmark Treasury:	4.875% due August 15, 2016
Treasury Price:	99 – 19
Treasury Yield:	4.927%
Spread to Treasury:	plus 130 basis points
Optional Redemption:	Make-whole call at any time at the greater of 100% of the notes being redeemed or discounted present value at treasury rate plus 20 basis points.
Joint Book-Running Managers:	Banc of America Securities LLC and Citigroup Global Markets Inc.
Co-Managers:

Goldman, Sachs & Co., J.P. Morgan Securities Inc., Wachovia Capital Markets, LLC, BNP Paribas Securities Corp., BNY Capital Markets Inc., Calyon Securities (USA) Inc., NatCity Investments, Inc. and SunTrust Capital Markets, Inc.

The issuer has filed a registration statement, including a prospectus and a preliminary prospectus supplement, with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus and the preliminary prospectus supplement in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting

EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the preliminary prospectus supplement (or, if available, the prospectus supplement) if you request it by calling Banc of America Securities LLC at toll-free at 1-800-294-1322 or Citigroup Global Markets Inc. toll-free at 1-877-858-5407.